

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 3, 2017

Via E-Mail
Russell C. Ellwanger
Chief Executive Officer
Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105
Israel

>   **Re: Tower Semiconductor Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed May 11 2016**
>   **File No. 0-24790**

Dear Mr. Ellwanger:

We refer you to our comment letter dated December 19, 2016 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Nati Somekh, Senior Vice President and Chief Legal Officer
     Tower Semiconductor, Ltd.

     Amanda Ravitz
     Assistant Director
     Division of Corporation Finance